SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                  Preferred Income Management Fund Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    74037Q10
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street Suite 700
                             Denver, Colorado  80202
                                  (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 20, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Horejsi Enterprises, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) [ ]
                                                    (b) [ ]

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         WC OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(D) OR 2(E)
                                                         [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Kansas


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  2,071,430

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               2,071,430

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                    0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,071,430

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                               [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%

   14    TYPE OF REPORTING PERSON*
         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stewart R. Horejsi

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) [ ]
                                                    (b) [ ]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                        [X]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

   14    TYPE OF REPORTING PERSON*
         IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Larry L. Dunlap

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [ ]
                                                       (b) [ ]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                           [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

         OWNED BY               0

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                0

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                     [X]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
   14    TYPE OF REPORTING PERSON*

         IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lola Brown Trust No. 1 B

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [ ]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         WC OO


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Kansas

        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  102,000

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               102,000

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                    0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         102,000

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                           [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.1%

   14    TYPE OF REPORTING PERSON*

         OO
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                  Amendment No. 7 to Statement on Schedule 13D

            This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares") of Preferred Income Management Fund Incorporated, a Maryland corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this statement, previously filed by (i) Horejsi Enterprises, Inc. ( HEI ), as a direct beneficial owner of the Shares, and (ii) Stewart R. Horejsi and Larry
L. Dunlap, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 2.     Identity and Background

            No change except for the addition of the following:

            (a) In addition to HEI and Messrs. Horejsi and Dunlap, this statement is also filed by The Lola Brown Trust No. 1B (the Brown Trust ) as the direct holder of Shares. The Brown Trust, HEI, and Messrs. Horejsi and
Dunlap are referred to in this statement as the  Reporting Persons.   By signing
this statement, each Reporting Person agrees that this statement is filed on its or his behalf.

            As trustees of the Brown Trust, Messrs. Horejsi and Dunlap and Susan Ciciora may be deemed to control the Brown Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the Brown Trust. However, none of the trustees, acting alone, can vote or exercise dispositive authority over Shares held by the Brown Trust. Accordingly, Messrs. Horejsi and Dunlap and Ms. Ciciora disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Brown Trust.

            (b) The business address of the Brown Trust are located at 253 N. Santa Fe, POB 45, Salina, Kansas 67401.

            (c) The Brown Trust is a trust organized by Lola Brown for the benefit of her children and grandchildren.

            (d) The Brown Trust has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, the Brown Trust was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

            (f)   The Brown Trust is a trust organized under the laws of Kansas.

Item 3.     Source and Amount of Funds or Other Consideration

            No change except for the addition of the following:

            The total amount of funds required by HEI to acquire the Shares reported in Item 5(c) was $287,308 (including commissions). Such funds were provided from HEI's reinvestment of dividends received on the Shares held by HEI.

            The total amount of funds required by the Brown Trust to acquire the Shares reported in Item 5(c) was $1,450,930.60 (including commissions). Such funds were or will be provided by the Brown Trust s cash on hand and margin borrowings under accounts maintained by the Brown Trust with Merrill Lynch International Bank Limited.

Item 4.     Purpose of Transaction.

            No change except for the addition of the following:

            HEI purchased the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. The Brown Trust purchased the Shares described in Item 5(c) to acquire an equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with HEI or the Brown Trust may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with HEI or the Brown Trust may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

            The fractional Share described in Item 5(c) was sold on HEI s behalf in order to eliminate such fractional Share for record keeping purposes.

            On January 16 and 17, 1997, Mr. Horejsi met with Robert T. Flaherty of Flaherty & Crumrine, Inc., the Company's investment advisor and a member of the Company's board of directors. During the meeting, Mr. Flaherty invited Mr. Horejsi to join the Company's board of directors. Mr. Horejsi has not determined whether to accept Mr. Flaherty's offer. Mr. Flaherty also requested Mr. Horejsi's support for management's nominees to the board of directors. During the meeting, Mr. Horejsi indicated to Mr. Flaherty that Mr. Horejsi did not, at this time, favor conversion of the Company to an open-end investment company or an issuer tender offer.

Item 5.     Interest in Securities of the Issuer.

            No change except for the addition of the following:

            (a) HEI is the direct beneficial owner of 2,071,430 Shares, or approximately 22.0% of the 9,416,743 Shares outstanding as of May 23, 1996, according to information contained in the Company's 1996 proxy statement. By virtue of the relationships previously reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by HEI. Mr. Horejsi disclaims all such beneficial ownership.

            The Brown Trust is the direct beneficial owner of 102,000 Shares, or approximately 1.1% of the 9,416,743 Shares outstanding as of May 23, 1996, according to information contained in the Company's 1996 proxy statement. By virtue of the relationships previously reported in this statement, Messrs. Horejsi and Dunlap and Ms. Ciciora may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Brown Trust. Messrs. Horejsi and Dunlap and Ms. Ciciora disclaim all such beneficial ownership.

            By virtue of the relationships and transactions described in this statement, the HEI and the Brown Trust may be deemed to constitute a group. HEI disclaims beneficial ownership of Shares directly beneficially owned by the Brown Trust, and the Brown Trust disclaims beneficial ownership of Shares directly beneficially owned by HEI.

            (b) The Brown Trust has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described
in Item 2,   Messrs. Horejsi and Dunlap and Ms. Ciciora may be deemed to share the indirect power to vote and direct the disposition of the Shares held by the Brown Trust.

            (c) On December 31, 1996, HEI received 19,130.9096 Shares pursuant to the Company s dividend reinvestment plan. On January 13, 1997, HEI sold
 .9096 fractional Shares were sold on HEI s behalf at $14.375 per Share in a transaction effected HEI by the administrator of the such plan.

            The table below sets forth purchases of the Shares by the Brown Trust. All of such purchases were effected by the Brown Trust on the New York Stock Exchange.


                                     Approximate Price
                                     Per Share
Date          Amount of Shares       (exclusive of commissions)
12/23/96      13,000                 14.375
12/24/96       1,800                 14.375
12/26/96       3,800                 14.375
12/27/96       8,700                 14.375
12/30/96         700                 14.375
01/08/97       6,300                 14.250
01/09/97       3,700                 14.250
01/10/97       3,000                 14.250
01/13/97       3,900                 14.250
01/14/97         600                 14.250
01/15/97       9,000                 14.250
01/16/97       3,700                 14.250
01/17/97       9,100                 14.250
01/20/97       8,700                 14.250
01/22/97       5,000                 14.125
01/22/97      10,000                 14.000
01/23/97       6,000                 13.875
01/24/97       5,000                 13.875

            (d) The Brown Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by it.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            No change except for the addition of the following:

            The Brown Trust is a party to a Lending and Letters of Credit Services Terms Sheet with Merrill Lynch International Bank Limited. Margin borrowings under the agreement bear interest at the average federal funds effective daily rate plus 50 basis points and are due 90 days after demand. Margin borrowings under the agreement are based on the collateral in accounts with Merrill Lynch maintained by the Brown Trust. The foregoing summary of the Brown Trust s agreement with Merrill Lynch is qualified in its entirety by reference to the attached Exhibit 5, which is incorporated herein by this reference.

Item 7.     Material to be Filed as Exhibits.

            No change except for the addition of the following:

            Exhibit 5. Lending and Letters of Credit Services Terms Sheet between the Lola Brown Trust 1 B and Merrill Lynch International Bank Limited.

            Exhibit 6.  Joint Filing Agreement

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 1997


                                    /s/ Stewart R. Horejsi
                                    Stewart R. Horejsi

                                    /s/ Larry L. Dunlap
                                    Larry L. Dunlap, individually, as Chairman
                                    and President of Horejsi Enterprises, Inc.,
                                    and as trustee of the Lola Brown Trust No.
                                    1B